SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2011

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

1450 Don Mills Road, Don Mills, Ontario M3B 3R5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 12, 2011, Postmedia Network Canada Corp. (the “registrant”) released the documents listed below relating to the three and nine months ended May 31, 2011. The documents listed below as Exhibits are a part of this Form 6-K filed with the Securities and Exchange Commission:

Exhibit

99.1	Interim consolidated financial statements of the registrant for the three and nine months ended May 31, 2011 (unaudited).

99.2	Interim Management’s Discussion and Analysis of the registrant for the three and nine months ended May 31, 2011.

99.3	Press release dated July 12, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer

Date: July 12, 2011

EXHIBIT INDEX

99.1	Interim consolidated financial statements of the registrant for the three and nine months ended May 31, 2011 (unaudited).

99.2	Interim Management’s Discussion and Analysis of the registrant for the three and nine months ended May 31, 2011.

99.3	Press release dated July 12, 2011.

4